As filed with the Securities and Exchange Commission on July 16, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of July 2002
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

TELE2 AB

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A..

.TELE2.

FOR IMMEDIATE RELEASE
Tuesday July 16, 2002

TELE2'S RESULTS FOR THE MONTH OF JUNE SHOW CONTINUED STRONG GROWTH IN EBITDA ACROSS OPERATIONS

New York and Stockholm – July 16 2002 - Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announces a trading update for the month of June 2002.

- **EBITDA for June 2002 MSEK 402 (includes MSEK 29 relating to court case with Telia)*, (June 2001, MSEK 127) up 217%**
- **MSEK 2,590* Revenue for June (2001, MSEK 2,066) up 25.4%**
- **Total Customers at June 30, 2002, 16.1 million**
- **Total EBITDA margin for June, 16 %, for mobile in Sweden 55%, for fixed line and Internet in Sweden, 21%**

Lars-Johan Jarnheimer, President and CEO of Tele2 AB stated:

"We have announced results for the months of April, May and June to demonstrate that we are developing according to our stated plans. The June result before depreciation and amortization, adjusted for the cost of a higher intake, increased by 217% from June last year and is comparable to the May result, which was the best since the SEC merger. The second quarter of 2002 should therefore be the best ever reported by the company."

Financial highlights

SEK millions	June 2002*	June 2001
Operating Revenue	**2,590**	**2,066**
EBITDA (i)	**402**	**127**

(i) Earnings before interest, taxes, depreciation and amortization

* Sales and EBITDA include MSEK 29 relating to Tele2 winning a case in the administrative court against Telia regarding payment principles for interconnection

MARKET AREAS (MSEK)

OPERATING REVENUE

	2002 June	2001 June	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2
Nordic	1,190	975	3,551	3,516	3,305	3,122	3,023
Eastern Europe & Russia	206	108	599	503	400	292	279
Central Europe	477	469	1,460	1,423	1,451	1,299	1,425
Southern Europe	711	482	2,065	1,868	1,566	1,406	1,415
Luxembourg	70	68	211	196	229	201	189
Branded products & services	67	133	210	220	381	376	417
Adjustments for sales internal	-131	-169	-386	-340	-406	-364	-535
Total operating revenue	**2,590**	**2,066**	**7,710**	**7,386**	**6,926**	**6,332**	**6,213**

EBITDA

	2002 June	2001 June	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2
Nordic	402	281	1,204	1,098	1,079	1,076	833
Eastern Europe & Russia	45	31	133	126	76	79	58
Central Europe	-22	-35	-51	-27	-77	-119	-133
Southern Europe	-20	-141	-72	-181	-329	-295	-310
Luxembourg	7	2	32	23	-37	33	-1
Branded products & services	-10	-11	-39	-90	-79	-53	-100
Total EBITDA	**402**	**127**	**1,207**	**949**	**633**	**721**	**347**

EBITDA margin

	2002 June	2001 June	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2
Nordic	34%	29%	34%	31%	33%	34%	28%
Eastern Europe & Russia	22%	29%	22%	25%	19%	27%	21%
Central Europe	-5%	-7%	-3%	-2%	-5%	-9%	-9%
Southern Europe	-3%	-29%	-3%	-10%	-21%	-21%	-22%
Luxembourg	10%	3%	15%	12%	-16%	16%	-1%
Branded products & services	-15%	-8%	-19%	-41%	-21%	-14%	-24%
Total EBITDA margin	**16%**	**6%**	**16%**	**13%**	**9%**	**11%**	**6%**

NUMBER OF CUSTOMERS

(in thousands)	Number of customers			Net intake						
	2002 June	2001 June	Change	2002 June	2001 June	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2
Nordic	6,447	5,744	12%	27	54	1	172	198	332	81
Eastern Europe & Russia	1,217	481	153%	37	44	116	105	422	93	124
Central Europe	3,423	2,815	22%	19	3	133	99	243	133	4
Southern Europe	4,743	3,653	30%	81	24	212	245	418	215	234
Luxembourg	221	186	19%	2	3	5	5	12	13	13
Total number of customers	**16,051**	**12,879**	**25%**	**166**	**128**	**467**	**626**	**1,293**	**786**	**456**

TELE2 IN SWEDEN* (MSEK)

*Optimal Telecom is included from January 1, 2002

	2002 June	2001 June	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2
OPERATING REVENUE							
Mobile telephony	584	472	1,670	1,589	1,513	1,560	1,377
Fixed telephony and Internet	300	229	956	1,048	853	726	782
Cable Television	21	14	60	58	49	39	26
Total Tele2 in Sweden	**905**	**715**	**2,686**	**2,695**	**2,415**	**2,325**	**2,185**
EBITDA							
Mobile telephony	324	249	938	874	808	897	730
Fixed telephony and Internet	62	26	219	216	220	161	141
Cable Television	3	1	9	4	19	-15	-19
Total Tele2 in Sweden	**389**	**276**	**1,166**	**1,094**	**1,047**	**1,043**	**852**

EBITDA margin

Mobile telephony	55%	53%	56%	55%	53%	58%	53%
Fixed telephony and Internet	21%	11%	23%	21%	26%	22%	18%
Cable Television	14%	7%	15%	7%	39%	-38%	-73%
Total Tele2 in Sweden	**43%**	**39%**	**43%**	**41%**	**43%**	**45%**	**39%**

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 16.1 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing service; C³, offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS:

Tele2 AB

Lars-Johan Jarnheimer — Telephone: + 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler — Telephone: +46 8 562 640 00
CFO, Tele2 AB

Andrew Best, Investor Relations, London — Telephone: +44 7321 5010

Visit our web site at www.tele2.com

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele2 AB

By: ______________

Name: Håkan Zadler
Title: CFO

Date:

July 16, 2002